UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Riley Exploration Permian, Inc.

(Name of Issuer)

Common stock, $.001 par value per share

(Title of Class of Securities)

76665T 102

(CUSIP Number)

Sandra VandenBrink

Chief Investment Officer

512, 50 Brentwood Common NW

Calgary, Alberta, Canada T2L 2MR

(403) 531-0080

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76665T 102

1.	Names of Reporting Person: Texel Resources Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 1,785,109*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,785,109*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,785,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%**
14.	Type of Reporting Person (See Instructions): CO

*	Represents 1,785,109 shares of Common Stock owned directly by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 20,182,205 shares of Common Stock reported by the Issuer as outstanding as of May 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023

CUSIP No.	76665T 102

1.	Names of Reporting Person: The Estate of Antonie VandenBrink
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 1,785,109*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,785,109*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,785,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%**
14.	Type of Reporting Person (See Instructions): OO (Estate)

*	Represents 1,785,109 shares of Common Stock owned directly by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 20,182,205 shares of Common Stock reported by the Issuer as outstanding as of May 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D (as amended, the “Original Statement”) filed by Boomer Petroleum, LLC with the SEC on March 8, 2021 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Riley Exploration Permian, Inc., a Delaware corporation (the “Issuer”), as amended on December 3, 2021. The Issuer reports that its principal executive offices are located at 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma  73104.

Except as set forth herein, the Original Statement is unmodified. Capitalized terms used but not defined in this Amendment have the meaning ascribed to such term in the Original Statement.

Item 2. Identity and Background

(b) The principal business address of Texel Resources, Inc., Tokay Capital Corp. and the Estate of Antonie VandenBrink is 512, 50 Brentwood Common NW, Calgary, Alberta, Canada T2L 2MR.

Item 5. Interest in the Securities of the Issuer

(a) and (b) During the period beginning on June 19, 2023 and ending on the date of this Amendment, Texel Resources Inc. has sold an aggregate of 189,103 shares of Common Stock of the Issuer in open market transactions.

As a result of such sales, 1,785,109 shares, or 8.8% of the Issuer’s outstanding shares of Common Stock, are now owned directly by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink. Tokay Capital Corp. and the Estate of Antonie VandenBrink are indirect beneficial owners of these securities. Texel Resources, Tokay Capital and the Estate will constitute a “group” for purposes of Section 13(d) of the Exchange Act.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 20,182,205 shares of Common Stock reported by the Issuer as outstanding as of May 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

(c) Within the past 60 days, the Reporting Persons made the following acquisitions of shares of Common Stock:

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of		Price per Share
Texel Resources Inc.	June 19, 2023	400	(D)	$39.0000
Texel Resources Inc.	June 22, 2023	4,946	(D)	$36.6093
Texel Resources Inc.	June 29, 2023	13,150	(D)	$36.5000
Texel Resources Inc.	June 30, 2023	14,011	(D)	$36.5186
Texel Resources Inc.	July 5, 2023	7,410	(D)	$36.5030
Texel Resources Inc.	July 7, 2023	27,691	(D)	$36.5036
Texel Resources Inc.	July 10, 2023	6,799	(D)	$36.5000
Texel Resources Inc.	July 11, 2023	48,943	(D)	$36.5031
Texel Resources Inc.	July 12, 2023	31,724	(D)	$36.5000
Texel Resources Inc.	July 13, 2023	34,029	(D)	$36.5004

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated as of July 13, 2023, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Texel Resources Inc.

Date: July 13, 2023	By:	/s/ Sandra VandenBrink
	Name:	Sandra VandenBrink
	Title:	Authorized Signatory